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HART & HART, LLC
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO 80203

William T. Hart, P.C.
Will Hart

harttrinen@aol.com
Facsimile: (303) 839-5414

(303) 839-0061

10

April 18, 2013

Tom Jones
Securities and Exchange Commissions
100 F Street Northeast
Washington D.C. 20549

Re: <u>MyEZSmokes, Inc.</u>
Form 1-A Amend. No. 3, File No. 24-10336

This office represents MyEZSmokes, Inc. (the "Company"). Enclosed please find seven copies of Amendment No. 3 to the Company's Offering Statement, one of which has been manually signed. Also enclosed are two marked copies of Amendment No. 3. This letter provides the Company's responses to the comments received from the staff by letter dated March 22, 2013. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the marked copies where the response to the comment can be found. A number preceded with the letter "F" indicates the page number of the financial statements where the response to the comment can be found.

		Page
1.	The Investment Agreement filed with the original Form 1-A has been terminated. The Company has entered into an Option Agreement with Kodiak whereby the purchase price is fixed. A copy of the Option Agreement is attached as Exhibit 1.2.	
2.	See response to comment 1 above.	
3.	The Company has agreed to sell its securities as a fixed price. As a result, the Company is eligible to conduct the offering on a delayed or continuous basis pursuant to Rule 415 (a)(1)(iii) and (ix).	
4.	The disclosure which is the subject of this comment has been revised.	8
5.	Use of social media to obtain medical information was not disclosed in Amendment No. 2 to the Form 1-A. A risk factor concerning information about the Company's industry or products found on social media or the internet has been added to Amendment No. 3.	16

6. The Company has added a risk factor concerning the regulation of its products. The Company has also expanded the section of the Offering Circular captioned "Government Regulation". However, the Company does not have the resources to canvas every state legislature or government agency to determine if legislation concerning e-cigarettes is pending or proposed. Although not directly applicable to a Regulation A Offering, the Company is relying on the guidance provided by Rule 409.   16, 23, 24

7. The disclosure which is the subject of this comment has been revised.   20

8. The Company has decided not to market the Icon Vapor Cigars, Deluxe Kit or Gift Box at this time. Instead, the Company is focusing all of its marketing efforts on the three products described in the amended Offering Circular.

9. Comment complied with.   14, 23

10. Mr. Nelson no longer has any relationship with the Company. The reference to Mr. Nelson on page 23 of the Offering Circular has been removed.   23

11. The Company has decided not to pursue the Canadian or any other foreign markets. As a result, all references to Canadian or other foreign markets throughout the document have been deleted. Other disclosures in the Offering Circular have been updated.   22, 26, 58

12. Comment complied with.   F-41

13. The value of shares issued for consulting services was determined in accordance with ASC 505-50-30. The value used, $1.28 per share, was the market price of the Company's common stock on the date of issuance. The price of the common stock sold in the Private Offering ($0.60) was negotiated in an arms-length transaction and was based in part on the fact that the shares are restricted and cannot be resold for one year.

14. Comment complied with.   F-56

15. Comment complied with.   F-48

16. The disclosure which is the subject of the comment has been revised to clarify that revenue is recognized on a gross basis.   F-48

17. The Company buys from a distributor and inventories its products. It then marks that product up and sells it to wholesalers recognizing the cost of sales as the expense paid the distributor. It records sales at the

price it sells to wholesalers and records costs at price paid for the product. The Company's review of ASC 605-45-45-3 through 18 indicates that the Company was correct in recognizing revenue on a gross basis for the following reasons:

a. The Company is the primary obligor in the arrangement and is responsible for providing the product desired by the customer.
b. The Company has the inventory risk before the customer places an order.
c. The Company has great latitude in determining the price of its products. The Company does not have any price constraints.
d. The Company has the right to change the price of the product for any specific customer.
e. The Company has discretion in selecting a supplier and can use more than one supplier.

Based on the above, recognition at the gross level is appropriate.

18. The section "Stock-Based Compensation for Obtaining Employee Services" previously contained in Note 2 had been deleted since, during the years ended December 31, 2012 and 2011, no stock-based compensation had been issued to employees.

19. Comment complied with. The transaction was recorded as follows:

debit Convertible Note - $60,406

credit Stockholders' Equity - $60,406 F-54

20. Comment complied with. Ex – 11

21. Comment complied with. Signature Page

Very Truly Yours,

HART & HART, LLC

By */s/ William T. Hart*
William T. Hart

WH:ls
MyEZSmokes Letter SEC Jones 1-A Amend No. 3 4-4-13